SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



-----------------------------------------------------
IN THE MATTER OF                                                     CERTIFICATE
AMEREN CORPORATION, ET AL.                                           PURSUANT TO
                                                                     RULE 24
File No. 70-10180

(Public Utility Holding Company Act of 1935)
-----------------------------------------------------


     This Certificate of Notification pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Ameren Corporation ("Ameren"), a registered holding company, and its wholly-owned public utility subsidiaries, Union Electric Company, d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company, d/b/a AmerenCIPS ("AmerenCIPS"), in connection with (1) the transfer of AmerenUE's electric transmission and distribution system and gas distribution system located in Illinois ("Illinois Utility System")to AmerenCIPS and, as consideration for the purchased assets, AmerenCIPS' issuance of its subordinated promissory note ("AmerenCIPS Note") to AmerenUE, and (2) AmerenUE's acquisition for cash of the Kinmundy and Pinckneyville, Illinois, electric generating stations owned by Ameren Energy Generating Company ("Ameren Genco").

     Ameren, AmerenUE and AmerenCIPS hereby certify to the Commission pursuant to Rule 24 that, on May 2, 2005: (i) AmerenUE transferred the Illinois Utility System to AmerenCIPS at a net book value of approximately $138 million by means of a sale of a 50% undivided interest in the Illinois Utility System and an in-kind dividend to Ameren of the remaining 50% undivided interest followed immediately by Ameren's contribution of such undivided interest to AmerenCIPS,
(ii) as consideration for the portion of the Illinois Utility System that it purchased, Ameren CIPS issued and delivered the AmerenCIPS Note to AmerenUE in the principal amount of approximately $69 million, such note having a maturity of five years and bearing interest at 4.70% per annum, and (iii) AmerenUE purchased the Kinmundy and Pinckneyville electric generating stations from Ameren Genco for an aggregate net book value of approximately $240 million.

         Ameren, AmerenUE, AmerenCIPS and Ameren Genco have heretofore filed a Current Report on Form 8-K pursuant to the Securities Exchange Act of 1934, as amended (File Nos. 1-14756, 1-2967, 1-3672 and 333-56594) containing a more complete description of the closing transactions on May 2, 2005 and certain post-closing matters.

     A "past tense" opinion of counsel is filed as Exhibit F-1 hereto.

                                   SIGNATURES

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this certificate to be signed on their behalves by the undersigned thereunto duly authorized.


                                       Ameren Corporation
                                       Union Electric Company
                                       Central Illinois Public Service Company


                                       By: /s/  Steven R. Sullivan
                                           -------------------------------------
                                       Name:    Steven R. Sullivan
                                       Title:   Senior Vice President, General
                                                Counsel and Secretary


Dated:  May 3, 2005


                                       2